Exhibit 3.1
BYLAWS
AMENDED & RESTATED AS OF SEPTEMBER 16, 2008
(as amended March 31, 2010, March 9, 2011 and December 23, 2013)
OF
CERNER CORPORATION

Amendment No. 3

The second sentence of Bylaw number 14, titled: “Management” shall be amended by deleting “eight (8)” appearing at the end of such sentence and inserting in lieu thereof “nine (9)” such that Bylaw number 14 shall state as follows:

14.    Management. The property, business and affairs of the corporation shall be managed by or under the direction of a board of directors. The number of directors of the corporation (including directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall be nine (9). As used in these bylaws, the terms “whole board” or “whole board of directors” mean the total number of directors which the corporation would have if there were no vacancies. In addition to the powers and authorities by these bylaws and the certificate of incorporation expressly conferred upon it, the board of directors may exercise all such powers of the corporation, and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.